Exhibit 99.1

MAKING

SUSTAINABLE LIVING

COMMONPLACE

CHAIRMAN’S LETTER AND NOTICE OF MEETING ANNUAL GENERAL MEETING ROTTERDAM 1 MAY 2019

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

Telephone +31 (0)10 217 4000

To our shareholders and holders	20 March 2019
of depositary receipts

Marijn Dekkers,

Chairman of the Board of Directors

Dear Madam, Sir,

I am pleased to enclose the Notice of this year’s Unilever N.V. Annual General Meeting (the ‘NV AGM’). The meeting will be held on Wednesday

1 May 2019 in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam and will start at 10am.

As last year, the Boards have decided to hold the AGMs on consecutive days with the Unilever PLC AGM to be held in the UK on 2 May 2019.

At the NV AGM our new CEO, Alan Jope, will update you on the progress of the business in 2018. Following this presentation, we will have a full Q&A session on all matters tabled before we conduct the formal business of the meeting.

All current Directors are offering themselves for re-election. We are also proposing two new Directors for election at this year’s NV AGM.

We are delighted to propose Susan Kilsby for election as a Non-Executive Director. She has broad-based experience in executive and non-executive roles and she will further strengthen the Boards with her expertise in the areas of finance and M&A. If appointed, her appointment will take effect from 1 August 2019. Her biography is included on page 5 of this Notice.

The end of 2018 marked the retirement of Paul Polman as CEO and Executive Director of Unilever. After a rigorous and wide-ranging selection process the Boards are pleased to have appointed Alan Jope as Paul’s successor in the role of CEO. Having worked for Unilever in a variety of senior management roles, Alan has a deep understanding and experience of our business, the industry, and the markets in which we operate. He is a strong, dynamic and values-driven leader with an impressive track record of delivering consistent high-quality performance. We are delighted to propose Alan for election as an Executive Director at this year’s NV AGM.

Unilever N.V.

Registered office Rotterdam. Commercial register No 24051830

I would also like to thank Paul again on behalf of the Boards for his contribution to Unilever. Paul was CEO of Unilever for over 10 years and is an exceptional business leader, transforming Unilever into one of the best-performing companies in its sector, and one of the most admired businesses in the world.

The Boards have decided to further align the resolutions put to the respective general meetings of Unilever N.V. and Unilever PLC. As a result, at the NV AGM the resolution seeking approval of the Director’s Remuneration Report is therefore introduced as an advisory vote, already in anticipation of the revised EU Shareholders Rights Directive, yet to be implemented in The Netherlands. The other resolutions put to you for voting will be generally familiar to you. Full explanations of all proposed resolutions are set out in the Explanatory notes to this Notice.

The Boards believe that all the proposals to be put to you at the NV AGM are in the best interests of Unilever N.V. and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares.

The NV AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topic relevant to our business and the resolutions.

If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are also invited to write to me at any time should you wish. Alternatively you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in Unilever N.V.’s Register of Shareholders. Our 2018 year-end documents are available on our website at www.unilever.com/ara.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Wednesday 24 April 2019. Please refer to the information provided on page 7 of the Notice. All your votes are important to us and I would urge you to cast your vote.

The results of the NV AGM will be announced via a press release and on the Unilever website www.unilever.com/agm as soon as possible following the conclusion of the meeting.

I look forward to seeing as many of you as possible on 1 May 2019.

Yours sincerely,

Marijn Dekkers

Chairman

Unilever Chairman’s Letter and Notice of Meeting 2019	2

UNILEVER N.V. NOTICE OF

ANNUAL GENERAL MEETING 2019

The Annual General Meeting (‘AGM’) of Unilever N.V. (the ‘Company’) is to be held on Wednesday 1 May 2019 at 10am in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

AGENDA

1.	To consider the Unilever Annual Report and Accounts 2018 submitted by the Board of Directors.[a]

2.	To adopt the Annual Accountsb and appropriation of the profit for the 2018 financial year.

3.	To consider, and if thought fit, approve the Directors’ Remuneration Report.[c]

4.	To discharge the Executive Directors.

5.	To discharge the Non-Executive Directors.

6.	To reappoint Mr N S Andersen as a Non-Executive Director.

7.	To reappoint Mrs L M Cha as a Non-Executive Director.

8.	To reappoint Mr V Colao as a Non-Executive Director.

9.	To reappoint Dr M Dekkers as a Non-Executive Director.

10.	To reappoint Dr J Hartmann as a Non-Executive Director.

11.	To reappoint Ms A Jung as a Non-Executive Director.

12.	To reappoint Ms M Ma as a Non-Executive Director.

13.	To reappoint Mr S Masiyiwa as a Non-Executive Director.

14.	To reappoint Professor Y Moon as a Non-Executive Director.

15.	To reappoint Mr G Pitkethly as an Executive Director.

16.	To reappoint Mr J Rishton as a Non-Executive Director.

17.	To reappoint Mr F Sijbesma as a Non-Executive Director.

18.	To appoint Mr A Jope as an Executive Director.

19.	To appoint Mrs S Kilsby as a Non-Executive Director with her appointment to take effect from 1 August 2019.

20.	To appoint the Auditor charged with the auditing of the Annual Accounts for the 2019 financial year.

21.	To authorise the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company.
22.	To reduce the capital with respect to ordinary shares and depositary receipts thereof held by the Company in its own share capital.

23.	To designate the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company.

24.

To designate the Board of Directors as the company body authorised to restrict or exclude the statutory preemption rights that accrue to shareholders upon issue of shares for general corporate purposes.

25.

To designate the Board of Directors as the company body authorised to restrict or exclude the statutory preemption rights that accrue to shareholders upon issue of shares for acquisition or specified capital investment purposes.

a.	Agenda item 1 is a non-voting item. All other agenda items can be voted on.

b.

The Annual Accounts for the 2018 financial year within the meaning of Article 2:361 of the Dutch Civil Code comprise the Financial Statements and the audited information in the Directors’ Remuneration Report set out on pages 54 to 61 of the Unilever Annual Report and Accounts 2018.

c.	Agenda item 3 is an advisory vote to approve the Directors’ Remuneration Report, which is set out on pages 50 to 65 of the Unilever Annual Report and Accounts 2018.

Each resolution numbered 6 to 19 (inclusive), if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC held on 2 May 2019 in Leatherhead, United Kingdom (or any adjournment thereof) is passed by PLC shareholders.

All documents for the AGM, including the Unilever Annual Report and Accounts 2018, are available at www.unilever.com/ara.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 344 2000, e-mail: corporate.broking@nl.abnamro.com.

3	Unilever Chairman’s Letter and Notice of Meeting 2019

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2019

AGENDA ITEM 1 (NON-VOTING ITEM)

TO CONSIDER THE UNILEVER ANNUAL REPORT AND ACCOUNTS 2018 SUBMITTED BY THE BOARD OF DIRECTORS

At this agenda item a full question and answers session will be held on all matters tabled for this meeting.

AGENDA ITEM 2

TO ADOPT THE ANNUAL ACCOUNTS AND APPROPRIATION OF THE PROFIT FOR THE 2018 FINANCIAL YEAR

It is proposed that:

(i)	the Annual Accounts for the 2018 financial year drawn up by the Board of Directors be adopted; and
(ii)

the profit for the 2018 financial year of €18,946 million be appropriated for addition to the balance sheet item ‘Retained Profit’ as set out on page 133 of the Unilever Annual Report and Accounts 2018.

During 2018 €2,262 million was paid as dividend on the ordinary shares.

AGENDA ITEM 3

TO CONSIDER, AND IF THOUGHT FIT, APPROVE THE DIRECTORS’ REMUNERATION REPORT

Agenda item 3 is an advisory vote to approve the Directors’ Remuneration Report for the year ended 31 December 2018, which is set out on pages 50 to 65 of the Unilever Annual Report and Accounts 2018.

The Directors’ Remuneration Report reports on the implementation of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2018. The Directors’ Remuneration Report, being approved by the Directors, has been prepared taking into account EU Directive 2017/828 (the ‘Shareholders Rights Directive’) to be implemented in the Netherlands. Under the Shareholders Rights Directive, the shareholders must be given the opportunity to approve the Directors’ Remuneration Report. Although the Shareholders Rights Directive is not yet implemented in Dutch law, the Company wishes to align its practice with Unilever PLC by providing shareholders the possibility to vote on the Directors’ Remuneration Report. In accordance with the Shareholders Rights Directive, this is an advisory vote. A copy of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2018 is available on our website at www.unilever.com/ara.

AGENDA ITEM 4

TO DISCHARGE THE EXECUTIVE DIRECTORS

It is proposed that the Executive Directors in office in the 2018 financial year be discharged for the fulfilment of their task in the 2018 financial year.

AGENDA ITEM 5

TO DISCHARGE THE NON-EXECUTIVE DIRECTORS

It is proposed that the Non-Executive Directors in office in the 2018 financial year be discharged for the fulfilment of their task in the 2018 financial year.

AGENDA ITEMS 6 THROUGH 19

TO (RE)APPOINT EXECUTIVE AND NON-EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1 of Unilever N.V.’s Articles of Association, all Executive Directors and Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director and at least one Non-Executive Director as set forth in the Articles of Association. Each proposed candidate for reappointment is also being proposed for reappointment to the Board of Unilever PLC.

In accordance with Article 19, paragraph 5 of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to reappoint all the existing Non-Executive Directors and to appoint Susan Kilsby as a Non-Executive Director with her appointment to take effect from 1 August 2019.

The Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, also proposes to reappoint Graeme Pitkethly as Executive Director and to appoint Alan Jope as an Executive Director.

The Chairman and Board of Directors are satisfied, following a formal performance evaluation, that the Directors being proposed for reappointment continue to perform effectively and should be appointed because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Unilever Chairman’s Letter and Notice of Meeting 2019	4

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2019 CONTINUED

Biographical details concerning each of the Directors proposed for reappointment can be found on page 3 of the Unilever Annual Report and Accounts 2018 and on www.unilever.com. Biographical details concerning both Alan Jope and Susan Kilsby can be found below.

Agenda item 18 – Mr A Jope

Nationality: British. Age: 54. Male. Appointed to ULE: November 2011. Joined Unilever: 1985. Previous Unilever posts include: Beauty and Personal Care Division (President); Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care North America (President).

The remuneration of Mr Jope will be determined in line with the shareholder-approved Remuneration Policy as applicable to the members of the Board of Directors which is available on our website www.unilever.com/ara. Please refer to pages 50 to 52 of the Unilever Annual Report and Accounts 2018 for more details in respect of Mr Jope’s remuneration package, which came into effect from 1 January 2019.

Agenda item 19 – Mrs S Kilsby

Nationality: American/British. Age: 60. Female. Susan begun her career at The First Boston Corporation and later worked at Bankers Trust and BZW, before the latter was acquired by Credit Suisse. She was chairman of the EMEA Mergers and Acquisitions Group at Credit Suisse until 2009 and she was also a non-executive director of L’Occitane, Keurig Green Mountain, Coca-Cola HBC AG and Shire PLC. Her current appointments include being a non-executive director of Diageo Plc and Fortune Brands Home & Security, Inc.

AGENDA ITEM 20

TO APPOINT THE AUDITOR CHARGED WITH THE AUDITING OF THE ANNUAL ACCOUNTS FOR THE 2019 FINANCIAL YEAR

Pursuant to Article 34, paragraph 3 of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

Each year, the Audit Committee assesses the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever. The Audit Committee has considered the tenure, quality and fees of the auditors. The Audit Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. It is proposed, in accordance with Article 2:393 of the Dutch Civil Code, to assign KPMG Accountants N.V. to audit the Annual Accounts for the 2019 financial year.

AGENDA ITEM 21

TO AUTHORISE THE BOARD OF DIRECTORS TO PURCHASE ORDINARY SHARES AND DEPOSITARY RECEIPTS THEREOF IN THE SHARE CAPITAL OF THE COMPANY

Renewal of this authority is sought at the AGM each year. The Board of Directors believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so.

It is proposed to authorise the Board of Directors, in accordance with Article 2:98 of the Dutch Civil Code, to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own shares or depositary receipts thereof with a maximum of 10% of the issued share capital of the Company as at 31 December 2018 at a purchase price per ordinary share or depositary receipt thereof, excluding expenses, between €0.16 (the nominal value) and 110% of the average of the closing price of the ordinary shares or depositary receipts thereof on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2020, the last date by which the Company must hold an Annual General Meeting in 2020.

AGENDA ITEM 22

TO REDUCE THE CAPITAL WITH RESPECT TO ORDINARY SHARES AND DEPOSITARY RECEIPTS THEREOF HELD BY THE COMPANY IN ITS OWN SHARE CAPITAL

It is proposed that the AGM resolves to reduce the issued share capital through cancellation of ordinary shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to 10% of the issued share capital as at 31 December 2018. Only ordinary shares held by the Company or for which the Company holds depositary receipts may be cancelled. Ordinary shares that the Company holds in treasury for hedging employee share (option) plans will not be cancelled. The number of ordinary shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time, the amount of the capital reduction will be stated in the resolution of the Board of Directors which shall be filed with the Trade Register.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2020, the last date by which the Company must hold an Annual General Meeting in 2020.

5	Unilever Chairman’s Letter and Notice of Meeting 2019

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2019 CONTINUED

AGENDA ITEM 23

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED IN RESPECT OF THE ISSUE OF SHARES IN THE SHARE CAPITAL OF THE COMPANY

The Board of Directors believes that the authority to issue new shares, on both a pre-emptive and non pre-emptive basis should be aligned between the Company and Unilever PLC.

It is therefore proposed to designate the Board of Directors as the company body, in accordance with Article 2:96 of the Dutch Civil Code, to resolve to issue – or to grant rights to subscribe for – shares not yet issued up-to a maximum of one-third of the issued share capital of the Company as at 31 December 2018.

The Board of Directors has no present intention of exercising the authority sought under this resolution.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2020, the last date by which the Company must hold an Annual General Meeting in 2020.

AGENDA ITEM 24

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED TO RESTRICT OR EXCLUDE THE STATUTORY PRE-EMPTION RIGHTS THAT ACCRUE TO SHAREHOLDERS UPON ISSUE OF SHARES FOR GENERAL CORPORATE PURPOSES

It is proposed to designate the Board of Directors as the company body, in accordance with Article 2:96a of the Dutch Civil Code, to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares for general corporate purposes up to 5% of the issued share capital of the Company as at 31 December 2018.

The Board of Directors has no current intention of exercising the authorities granted in this resolution but considers that it is appropriate in order to allow the Company flexibility to finance business opportunities without the need to comply with the strict requirements of the statutory pre-emption provisions.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2020, the last date by which the Company must hold an Annual General Meeting in 2020.

AGENDA ITEM 25

TO DESIGNATE THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED TO RESTRICT OR EXCLUDE THE STATUTORY PRE-EMPTION RIGHTS THAT ACCRUE TO SHAREHOLDERS UPON ISSUE OF SHARES FOR ACQUISITION OR SPECIFIED CAPITAL INVESTMENT PURPOSES

It is proposed to designate the Board of Directors as the company body, in accordance with Article 2:96a of the Dutch Civil Code, to resolve to limit or exclude pre-emption rights in relation to any issue of – or grant of rights to subscribe for – shares up to 5% of the issued share capital of the Company as at 31 December 2018, but only in connection with an acquisition or specified capital investment which is announced contemporaneously with the issuance, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issuance.

For these purposes, a ‘specified capital investment’ means one or more specific capital investment related uses for the proceeds of an allotment of shares, in respect of which sufficient information regarding the effect of the transaction on the Company, the assets that are the subject of the transaction and (where appropriate) the profits attributable to them is made available to shareholders to enable them to reach an assessment of the potential return.

The Board of Directors has no current intention of exercising the authorities granted in this resolution but consider that they are appropriate in order to allow the Company flexibility to finance acquisition opportunities without the need to comply with the strict requirements of the statutory pre-emption provisions. The Board of Directors will only exercise such authority where they consider that doing so is in the best interests of the Company.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2020, the last date by which the Company must hold an Annual General Meeting in 2020.

Unilever Chairman’s Letter and Notice of Meeting 2019	6

INFORMATION ABOUT ATTENDING

THE ANNUAL GENERAL MEETING 2019

The Annual General Meeting (‘AGM’) is to be held on Wednesday 1 May 2019 at 10am in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

RECORD DATE

ADMISSION TO THE AGM AND VOTING RIGHTS

The Board of Directors has determined that holders of shares or depositary receipts thereof on Wednesday 3 April 2019 after closing of the books (the ‘Record Date’) and who are registered as such in one of the (sub)registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date. The designated (sub)registers are the administration records of the intermediaries in the meaning of the Securities Giro Act (Wet Giraal Effectenverkeer) and the shareholders register of the Company.

HOLDERS OF SHARES OR DEPOSITARY RECEIPTS THEREOF HELD VIA THE GIRO SYSTEM

ATTENDANCE INSTRUCTIONS

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.abnamro.com/evoting, until Wednesday 24 April 2019 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

PROXIES

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them must register in accordance with what is described above and deposit a written proxy. For this purpose, they can use the proxy printed on the admission ticket or the proxy available on www.unilever.com/agm.

VOTING INSTRUCTIONS

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions can be given until Wednesday 24 April 2019 at 5.30pm at the latest.

UNILEVER TRUST OFFICE

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

HOLDERS OF REGISTERED SHARES REGISTERED IN THE SHAREHOLDERS’ REGISTER

Holders of registered shares will be approached by SGG Financial Services B.V. (‘SGG’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by SGG by Wednesday 24 April 2019 at 5.30pm at the latest.

IDENTIFICATION

We kindly request you to bring a valid proof of identity to the AGM.

ROUTE DESCRIPTION

The World Trade Center is located at Beursplein 37 in the heart of Rotterdam city centre and is best reached by train. Rotterdam Central Station is just a short walk. If you choose to come by car, you are advised to use Parking WTC-Beursplein, Leeuwenstraat 2 in Rotterdam. Route descriptions to both the WTC and the Parking WTC-Beursplein are available on our website, www.unilever.com/agm.

UNILEVER N.V.	UNILEVER PLC
Head Office and	Head Office	Registered Office
Registered Office	100 Victoria Embankment	Unilever PLC
Weena 455, PO Box 760	London EC4Y 0DY	Port Sunlight
3000 DK Rotterdam	United Kingdom	Wirral
The Netherlands	T +44 (0)20 7822 5252	Merseyside CH62 4ZD
T +31 (0)10 217 4000		United Kingdom	FOR FURTHER INFORMATION ABOUT
Commercial Register		Registered in England	UNILEVER PLEASE VISIT OUR WEBSITE:
Number: 24051830		and Wales
		Company Number: 41424	WWW.UNILEVER.COM